Exhibit 99.1

EHI CAR SERVICES LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2015

Dear Shareholder,

Notice is hereby given that eHi Car Services Limited, a Cayman Islands company (the “Company”), will hold its extraordinary general meeting of shareholders at the offices of eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, People’s Republic of China, at 10:00 a.m. (China Standard Time) on June 30, 2015/10:00 p.m. (Eastern Standard Time) on June 29, 2015 for the following purpose:

1.              Approval of the issuance of 10,900,000 Class A common shares to Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited pursuant to the Securities Purchase Agreement dated May 22, 2015.

2.              To transact any such other business that may properly come before the meeting.

You can find more information about the agenda in the attached proxy statement.  Only shareholders registered in the register of members of the Company at the close of business on June 5, 2015 are entitled to attend and vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders of the Company to attend the extraordinary general meeting in person.  However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder.  A proxy need not be a shareholder of the Company.  Whether or not you expect to attend the extraordinary general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the extraordinary general meeting.  If you send in your proxy card and then decide to attend the extraordinary general meeting to vote your shares in person, you may still do so.  Your proxy is revocable in accordance with the procedures set forth in the proxy statement.  This proxy is to be delivered to the attention of Yuanyuan Xin, Legal Director, eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China, and arrive no later than 48 hours prior to the meeting.  The Notice of the Extraordinary General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2014 Annual Report are also available through our website at http://ehi.investorroom.com/.

By Order of the Board of Directors,

/s/ Ray Ruiping Zhang
Ray Ruiping Zhang
Chairman of the Board and
Chief Executive Officer
June 10, 2015